KIDCABOO, THE UBER FOR KIDS

2022 Report

Dear investors,

Based on Wefunder investor passion and interest, we're thrilled to open up a final round to you all at a discounted rate immediately prior to the upcoming round mentioned above. Immediate and upcoming growth should prove impressive and we are happy to offer another opportunity for this community to invest based on that. Thank you all for your continued support. Please reach out and stay in touch as you'd like - rlock@kidcaboo.com. Best, Rebecca Lock and the Kidcbaoo team.

We need your help!

Based on Wefunder investor passion and interest, we're thrilled to open up a final round to you all at a discounted rate immediately prior to the upcoming round mentioned above. Immediate and upcoming growth should prove impressive and we are happy to offer another opportunity for this community to invest based on that. Thank you all for your continued support. Please reach out and stay in touch as you'd like - rlock@kidcaboo.com. Best, Rebecca Lock and the Kidcbaoo team.

Sincerely,

Rebecca Lock

Founder/CEO of Kidcaboo Holdings, Inc

Our Mission

Based on numbers that are well-tested, researched and proven through extensive beta periods, I'm confident projecting that Kidcaboo will be in ~30-40 markets, over 12 or more US states. We should be nearing 1B in annual revenue, doing a very attainable, few hundred drives daily in each of those markets. It is possible we will have exceeded those drive numbers and, therefore, that projected revenue. Barring something unexpected, I imagine we will be preparing for an exit.

See our full profile



How did we do this year?

Report Card

A-

 

The Good

From 07/22, revenue: $202,406, 433% increase in active parents, 232% add'l parent inquiries/interest; >6000 app accts created

Kidcaboo grew well even as we cut back runway to adapt to the recent economic & investor landscape.

An independent, third-party valuation placed our pre-money valuation for our upcoming 3.6M raise ~14.4-26M.

The Bad

The economic turn in late 2021, as we were about to begin a raise, was tough. We slowed growth to extend runway.

Staff moved from competitive salaries to equity for salary, a difficult adjustment for some; we tried to support staff as needed.

As in any start-up, we learned of processes in scaling that could be streamlined. Our team has done well pivoting accordingly.

2022 At a Glance

January 1 to December 31

$202,000
Revenue

-$1,151,357
Net Loss

IOU!

$91,876 +226%
Short Term Debt

$1,948,335
Raised in 2022

$172,500
Cash on Hand
As of 08/18/23

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$202,000
$-1,151,357
2021

Net Margin: -570% **Gross Margin:** 1% **Return on Assets:** -478% **Earnings per Share:** -$0.12 **Revenue per Employee:** $16,833 **Cash to Assets:** 58% **Revenue to Receivables:** ~ **Debt Ratio:** 38%

22.12.31_FINAL_FS_Kidcaboo.pdf

KidCaboo_corrected_Financials.pdf

We ❤ Our 191 Investors

Thank You For Believing In Us

Rick Gilman
Anthony Blair
Sonia Maria Oliveira Rocha
John Taiwo Ojoko
Scot A McCoy
Alan Aspera
Kate Bass
Kim Lehman
Yakov Dyman
Gita Gidwani Mirchandani
Zeina Foz
Suzanne M McAvoy
Lou Dandignac
Cecil B Cates
Corinne Blair
Eufred Houndegla
John Sanders
Eric S Higgs
Ivona Jukic
Jodi Crowley
Anthony DePalma
Frank Peart
Ronald Fullenwider
Nathan Vander Roest
Cathy Knapp
Damilola Akomolafe
Melissa Narvaez
Haley Rosenberg
Aron Joseph Cowen
Hatem Rowaihy
Thurman Massenburg JR
Dan Horner
Deloris Wallace-Brown
Joseph Kapp
Shane Carter
Mercy Egbuchulam
Mildred Herrera
Ahmed Alkandari
Booth Daniels
Gene Putz
Rebecca Doyle
Christina L Bennett
James Sweeney
Dehron Driver
Edward Kelly Medlock
Dee Lillywhite
Henric Anthony Rell
Steve J RACINE
María Acosta
Guido Schernewski
Eva Durden
Mushaim Ramzan
Maria Batista
Matt Hudson
S H
Kai Anderson
Derrick Bobbitt
Grisheld Bishop
Oscar R Cuenca
Tonia Hewitt
Julie Campbell
Katherine Harold
Terri Wright
Mary Garcia
Ali Abdulla Rashed Aldha...
Marko Koski
David Lanfair
Erin Sweeney
Julia Crimi
Tina Bernius
Nathan Rudemiller
Juron Nobles
Rob Hubsmith
Ricardo Onsurez
Leanora JAMISON
Leon L Lester
Woo Joong Kim
E. Anderson
Javier Aceto
Patricia Martinez
John Batista
Saad Alelaimi
Salvatore Pepe
Al Rahim Burke
Tracy Keitt
Miklós Belán
Randy N Wood
Harry Campbell
Amanda Glincher
Muhammad Sufiyan
Susie Adamson
Tony Faeth
A. D. Gardenhire
Lisa Tasch
H. Leslie Gilman
Colleen Sweeney
Jennifer Kessler
Jack Ellsworth Sanders
Jason Rigby
Simon Hougard
Keri Donohue
Waqar Rizvi
Patrick Friedrich
Raphael Jabbar
Timothy Britt
La Shanna J. Croix
Alexandra Ferreira
Meredith Pontier
Eileen Martin
Pamela Martin
Christine Meyers
Hossein Javid
Lendy Jones
Keith Thompson
Lisa Fedder
Jay Bergesen
Allison Weiss
Charlene B
Cecilia Ramirez
Mj Santistevan
Ethan Titelman
Nicole Hampton
Jessica Scott
Robert Blair
Pravin Betala
Michael S Levesque
Vineet Gupta
Mazine Kessaissia
Jake Taylor
Anurag Uniyal
Michael Boyer
Max Bastow
Kyndra Kindler
David Rose
Tegan Culler
Sydney Davis
Lindsey Stone
Dennis Latchum
Marie S Raphael
Florence F Akande
Paul M Dahdah
Lateisha Hayes
Hussain Almeraj
Ashley Freedman
Seth Webber
DeQuincy Lezine
Joseph Yant
Christina Pristera
Nicolas Allinger
Kevin Liam Sweeney
Addison Stewart
Clarence Barry Austin
Michael & Rose OSullivan
Joan Baxter
Madison Troxler
Eric Skorski
Kishore Gabbita
Hye Su Han
Theresa Tran
Lekshmi K. Pisharody
Norma Woodside
Jennifer Urban
Brenda Chambers
Neena Agarwal
Willow L. Shakespeare
Gary Probst
Raymond Rodriguez
Julie Gauze
Tom Rhodes
Jason Stone
Rob Golebieski
Regis Marechal
Brian Schweitzer
Diana Martos
Bryan Reed
Lynette Brown
James Anderson
Geogy Philip
Nancy Allen
David Sullo
Shannon Moyher
Maria Alvarez
Tabitha Kostrubanic
Peter Camperos
Omar Johnson
Elie D Cohen
Alexandro Mallachi
Vivian Cruz Nieves
John Seoane
Fanny Santos-Seoane
Bradley Boyd

Thank You!

From the Kidcaboo, The Uber for Kids Team



Rebecca Lock
Founder/CEO of Kidcaboo
Holdings, Inc



Ali Ispahany
Interim CTO at Kidcaboo,
LLC

Mass Mobile Apps

(in)



Eric Morse
CMO at Kidcaboo, LLC

(in)



Brittany Labrincha
VP, Driving Nanny Team at
Kidcaboo, LLC

(in)



Rick Gilman
CIO at Kidcaboo, LLC

(in)



Sandra Phillips
Advisor
*International Mobility/Ridesharing
Architect; MOVMI, Founder*

(in)



John Gardner
Advisor

(in)



Mike Lock
Advisor
*Executive Director at AQR Capital
Management*

(in)

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Rebecca Lock	CEO/Founder @ Kidcaboo	2019

Officers

OFFICER	TITLE	JOINED
Jennifer Kessler	President	2020
Richard Gilman	CIO	2019
Brittany Labrincha	Vice President	2019
Sarah Sleiman	Chief Relations Officer	2022
Rebecca Lock	CEO and Founder	2019

Voting Power ⊘

HOLDER	SECURITIES HELD	VOTING POWER
Rebecca Lock	5,580,000 Common Stock	56.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2021	$250,000	Common Stock	Regulation D, Rule 506(b)
01/2022	$1,042,500	Safe	Section 4(a)(2)
08/2022	$379,335		4(a)(6)
11/2022	$526,500	Safe	Other
			Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Rebecca Lock & Jennifer Kessle - Loan
Amount Invested	$48,516
Transaction type	Loan
Issued	07/01/2023
Outstanding principal plus interest	$20,000 as of 08/2023
Interest	0.0 per annum
Maturity	08/31/2028
Outstanding	Yes
Current with payments	Yes
Relationship	Executive Loan

*Only about half of this amount remains outstanding. Jennifer Kessler and Rebecca Lock, two officers in the
company, loaned this amount to Kidcaboo with no interest or mandated pay-back date. The loans were used to
initiate new revenue sources (non-medical transport for children at certain national health facilities, for*

example) for the company, which have proven immensely lucrative. This amount is being paid back consistently now via these national companies and their insurers for these rides is an excited revenue and growth channel for the future.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	10,000,000	10,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,000,000

Risks

As we grow our customer base and scale to thousands of users, our applications and website's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors will be increased acccordingly and may, as is possible with all such technological infrastructure, be subject to temporary delays or failures, or begin to deteriorate or fail temporarily or completely. This may result in deteriorating user experience, system failures or system outages for short or continued periods of time, which may cause our business and financial operations conditions to suffer temporarily or longer-term.

Meeting the financial goal of any fundraising round is never guaranteed. The Company might not sell enough securities in this or any future offering to meet its full operating needs and fulfill its plans, in which case the Company might need to temporarily or permanently adjust one or more strategies or programs, reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts may be needed and may impact the Company's planned strategy to meet one or more of its goals, or its ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service, or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations, and financial condition.

The Company's current business outlook relies on its Driving Nannies being independent contractors rather than employees of the Company. Given recent attention given to 'gig economy' companies that use large groups of independent contractors and increasing debate about the legality of this practice, Kidcaboo may be required in the future to treat Driving Nannies as employees. This is a change Kidcaboo sees as positive and one to embrace, and for which we've prepared, but may alter Kidcaboo's pricing and resulting margins, even if slightly, or demand for its services.

The conduct of the Company's business is subject to various laws and regulations administered by federal, state, and local governmental agencies in the United States. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of political, economic, or social events. Such changes may include changes in rideshare laws; laws related to advertising and marketing practices; increased regulatory scrutiny of, and increased litigation involving, rideshare companies; state consumer protection laws; taxation requirements, including taxes that would increase the cost of doing business; competition laws; and privacy laws. New laws, regulations, or governmental policy and their related interpretations, or changes in any of the foregoing, may alter the environment in which we do business and, therefore, may impact the Company's results or increase our costs or liabilities to the point that the Company is no longer viable

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes, in the US. Changes in employment laws or regulations could harm our performance.

The Company's business model is dependent on third-party mobile distribution partners including Google and Apple. Should an event cause them to remove us from the app store our ability to grow would be significantly impaired. The Company's technology infrastructure is dependent on third-party software services including Amazon Web Services, Android SDK, iOS SDK, MongoDB, Wordpress, GitHub, Fabric Crashlytics. The Company's internal communication depends on third-party tools including Trello, Slack, SendGrid, and Google Apps. The Company is dependent on third-party social media platforms to increase exposure and brand awareness including Facebook, Twitter, Instagram, YouTube, Snapchat, Google Plus, LinkedIn. Costs of cloud infrastructure and other third-party software services could increase at an unexpected rate and make operating the business become unsustainable.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and

expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[?];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Kidcaboo Holdings, Inc.

- Delaware Corporation
- Organized September 2021
- 12 employees

Kidcaboo
3229 Haley Way
Mechanicsburg PA 17055

https://www.kidcaboo.com

Business Description

Refer to the Kidcaboo, The Uber for Kids profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Kidcaboo, The Uber for Kids has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late 2022 Annual Report

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.